

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-18-02
1-9210



03006619

January 31, 2003

Linda S. Peterson
Associate General Counsel
10889 Willshire Boulevard
Los Angeles, CA 90024

Act 1934
Section
Rule 14A-8
Public Availability 1-31-2003

Re: Occidental Petroleum Corporation
Incoming letter dated December 18, 2002

Dear Ms. Peterson:

This is in response to your letter dated December 18, 2002 concerning a shareholder proposal submitted to Occidental by Emil Rossi. We also have received a letter on the proponent's behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 18, 2002

VIA FEDERAL EXPRESS


SEC MAIL PROCESSING
RECEIVED
DEC 19 2002
WASH. D.C. 180 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, a copy of which is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2003 Annual Meeting of Stockholders.

Occidental received a proposal from Mr. Rossi on October 7, 2002 (the "Proposal"). The Proposal requests the recommendation that any existing poison pill be redeemed and that a poison pill not be adopted or extended unless such adoption or redemption has been submitted to a shareholder vote. Mr. Rossi also designates John Chevedden to be his representative in connection with the Proposal.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

Discussion

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Phoenix Gold International, Inc., available November 21, 2000, and Honeywell International Inc., available October 26, 2001, copies of which are attached as Exhibits B and C, respectively (the Staff allowed the deletion of certain statements that were false and misleading).

Mr. Rossi's proposal begins with the statement: "This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable)...." Other language in the proposal implies that Occidental has a poison pill:

> "In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill.... I believe that our company should follow suit and allow shareholder participation."

As Occidental has reminded Mr. Rossi and Mr. Chevedden in the past, Occidental does not currently have a poison pill in place. In 1996, Occidental's shareholder rights plan expired. The Company has made no efforts since then to replace the plan. Although the Company has made Mr. Rossi aware that it has no poison pill in effect (when Mr. Rossi made a similar proposal for inclusion in Occidental's 2002 proxy statement), Mr. Rossi continues to make references to the "poison pill previously issued (if applicable)" rather than writing a proposal that is specific to the Company. Moreover, in response to Mr. Rossi's proposal presented at the 2002 Annual Meeting and based upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors, at its December 10, 2002 meeting, adopted a Policy on Stockholder Rights Plans (the "Policy"), a copy of which is attached as Exhibit D. The Policy requires the Nominating and Corporate Governance Committee to review annually whether the Company should adopt a stockholder rights plan and whether stockholder approval should be obtained in connection with any proposed adoption. The policy also provides that the Committee's annual recommendation be posted on the Company's website together with any action taken by the Board on such recommendation. Clearly the language submitted by Mr. Rossi would wrongly lead shareholders to believe that Occidental does in fact have a poison pill.

The staff has previously agreed such language is misleading. In Fluor Corporation, available January 15, 1997 ("Fluor"), a copy of which is attached as Exhibit E, the staff was asked to consider omitting a proposal that requested the company to redeem any existing rights plan although the company had no such plan. In Fluor, the staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(3) unless the proponent recast the proposal to refer only to a rights plan that might be adopted in the future. The Company believes that, as in Fluor, references to poison pills in existence are misleading and can be properly deleted.

In addition, the Proposal is rife with misleading and unverifiable statements. The following are examples of such statements:

> "A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999."

Mr. Rossi fails (1) to define terms such as "corporate governance index" and "company performance"; and (2) to indicate the degree to which "good corporate governance" is "positively and significantly" related to "company value." Mr. Rossi also fails to properly identify the study in a way that would allow a stockholder to verify the conclusions to which Mr. Rossi refers. Last year, Mr. Rossi and his representative also attempted to use improperly cited sources; the Commission held that such sources must be identified or the references deleted. (See Exxon Mobil Corporation, available March 26, 2002 ("Exxon"), and Occidental Petroleum Corporation, available March 8, 2002 ("Occidental"), copies of which are attached as Exhibits F and G, respectively.)

> "Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company."

Again, Mr. Rossi's vague terminology renders this statement confusing at best. Who are the "some" and "others" whose beliefs Mr. Rossi espouses? What do these unnamed individuals consider to be good governance? Upon what facts are these opinions based? Without citations, this statement can only be taken as Mr. Rossi's opinion disguised as the opinion of others who are presumably experts. Unless the Proponent can provide a proper citation for this statement, the Company believes that it may properly be omitted. (See Exxon and Occidental.)

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Emil Rossi (with a copy to Mr. John Chevedden), with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit H.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin printing its proxy materials on or about March 3, 2002, in order to deliver to the mailing house March 10, 2002, for commencement of mailing on March 13, 2003. Accordingly, we would appreciate receiving your response no later than February 28, 2003. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
Mr. Emil Rossi

lsp/SEC/noact-2002 rossi-chevedden.doc

EXHIBIT A

Received
OCT 07 2002
Donald P. de Brier

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
Phone: (310) 208-8800
Fax: (310) 443-6690, 443-6195
Email: oxyweb@oxy.com

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi
Emil Rossi

Emil Rossi
October 1-2002

cc: Donald De Brier
Corporate Secretary
FX: 310/443-6690

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report
A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder participation.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers a no action request, it is recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002
2) To allow shareholders a choice
In the New Jersey High Court ruling allowing Sen. Torricelli to be replaced, the court said state election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow candidates to get on the ballot and, most importantly, to allow the voters a choice on election day."

EXHIBIT B

*2000 SEC No-Act. LEXIS 952, **

2000 SEC No-Act. LEXIS 952

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9, 14a-8(i)(8)

November 21, 2000

CORE TERMS: shareholder, proponent, proxy, cumulative voting, staff, stock, elect, board of directors, misleading, recommend, election, nominee, omit, annual meeting, finance, enhance, enforcement action, partner, enclosed, revise, common stock, abandoned, revision, voting, initial public offering, false impression, proxy statement, fair price, informal, implemented

[*1] Phoenix Gold International, Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Phoenix Gold** International, Inc.
Incoming letter dated October 6, 2000

The proposal recommends that the board of directors take the necessary steps to provide for cumulative voting.

We are unable to concur in your view that **Phoenix Gold** may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal and supporting statement must be revised to:

. delete the portion of the proposal stating "permitting outside shareholders the opportunity to elect a truly independent director," or the entire proposal may be omitted;

. revise the supporting statement to delete the last sentence of the answer to the question "Who's Proposing This?" or that sentence may be omitted; and

. revise the supporting statement to provide factual support for the portion of the second sentence of the answer to the question "What's **[*2]** the Problem?" that begins with "when the Company..." and ends with "in its IPO prospectus...," or that sentence may be omitted.

Accordingly, unless the proponent provides **Phoenix Gold** with a proposal revised in this manner, within seven days after receiving this letter, we will not recommend enforcement action to the Commission if **Phoenix Gold** omits the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3). If the proponent properly revises the proposal, but not the supporting statement, we will not recommend enforcement action to the Commission if **Phoenix Gold** omits only the two portions of the supporting statement that are referenced in this response.

We are unable to concur in your view that **Phoenix Gold** may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that **Phoenix Gold** may omit the proposal from its proxy materials in reliance on that rule.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: Tonkon Torp LLP

ATTORNEYS

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

503-221-1440

(503) 802-2018

FAX (503) 972-3718

tom@tonkon.com

October 6, 2000

Via Air Courier

Office of the Chief Counsel
Division **[*3]** of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Phoenix Gold International, Inc.
Rule 14a-8; Wynnefield Capital Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, **Phoenix Gold** International, Inc. (the "Company"), and pursuant to Rule 14a-86) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), we enclose six copies of this letter and the letter dated September 5, 2000, from Wynnefield Capital, Inc. (the "Proponent") enclosing a proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2001 annual meeting of shareholders. Wynnefield Capital represents the Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., and the Wynnefield Partners Small Cap Value, LP I.

The purpose of this letter is to (i) advise the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") of our client's intention to exclude the Proposal and statement as permitted by Rule 14a-8(j); (ii) set forth on behalf of the Company an explanation of why the Company believes it may exclude **[*4]** the Proposal; and (iii) request the concurrence of the staff of the Commission in the Company's determination to exclude the Proposal.

A copy of this letter is being furnished to the Proponent simultaneously with this filing.

Nature of the Proposal

The Proposal consists of a resolution requesting the Board of Directors of the Company (the "Board") to "take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a truly independent director," and supporting statement. The Proposal was submitted in a timely manner and the Proponent has established Proponent's qualifications to submit it.

The Company

The Company designs, markets and sells innovative, high quality and high performance electronics, accessories and speakers to the audio market. The Company's products are used in the car audio aftermarket, and in professional sound and custom audio/video and home theater applications. The Company is an Oregon corporation and was incorporated in 1991. The Company's common stock is listed and traded on the Nasdaq Stock Market (Nasdaq Small Cap: PGLD).

Reasons for Excluding the Proposal

The Company believes the Proposal **[*5]** and supporting statement may be excluded on the basis of Rule 14a-8(i)(3) and Rule 14a-8(i)(8).

I. False and Misleading Statements Contrary to Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of proposals where they are contrary to any of the Commission's proxy rules, including Rule 14a-9, the antifraud rule. The Company believes that the Proposal and the supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

> Rule 14a-9 provides, in pertinent part, that:
>
> "No solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements made therein not false or misleading ...."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper **[*6]** [or] illegal ... conduct without factual foundation."

Although a copy of the Proposal is enclosed, for convenience weshall restate the pertinent sections which the Company believes are false and misleading.

Statement No. 1: The proposed resolution states: "The Company's shareholders recommend that the Board of Directors take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a *truly independent director."* (Emphasis supplied.)

A similar statement is included in the penultimate paragraph of the supporting statement: "Cumulative voting won't put minority shareholders in control of the board. But it will give minority shareholders the first *real* opportunity to elect *independent-minded* (Emphasis supplied.) directors who will urge management to find ways to enhance value for *all* shareholders."

These statements imply that the existing non-executive directors of the Company are not independent. On the contrary, three of the five directors of the Company are in fact "independent directors" within the definition recently adopted by the National Association of Securities Dealers, Inc. *NASD Manual, Section* **[*7]** *4200(a)(14) and SEC Release No. 34-42231.* The Proponent also offers no evidence to substantiate a claim that the Company's outside directors are not independent. The Commission has taken the position that unsubstantiated opinions worded as statements of fact should be substantiated or deleted. *See Zions Cooperative Mercantile Institution, April 8, 1992; Rockefeller Center Properties, Incorporated, March IS, 1990.* The quoted verbiage is unsubstantiated and is used only to impugn the character of the existing directors and to mislead shareholders into believing that the Board is not functioning in a proper manner. The statement in question is precisely the type of statement that Note (b) to Rule 14a-9 quoted above suggests is misleading in that it indirectly impugns the character, integrity and personal reputation of the outside directors of the Company without foundation. Shareholders are left to speculate about what may have been done improperly without any supporting evidence. Innuendo does not meet the standards of Rule 14a-9. The Commission has recently permitted the exclusion of a shareholder proposal on similar grounds. *Weirton Steel Corporation, April 21, 2000.* **[*8]**

Statement No. 2: "We purchased most of our stock in the Company's 1995 initial public offering."

This statement is factually inconsistent with Proponent's own Schedule 1 3D filings. Proponent's Schedule 13D filings included with Proponent's Proposal reveal the Proponent in fact purchased at least 73.9% of its present holdings of shares of the Company after January 1, 1997, more than 19 months after the completion of the Company's initial public offering on May 4, 1995. This factually inaccurate statement is an example of the absence of the required factual foundation for the allegations contained in Proponent's Proposal and supporting statement. *See enclosed Wynnefield Capital Schedule 13D, dated June 26, 1997, Item 5; Amendment No. 1, dated December 18, 1997, Item 5; Amendment No. 2, dated February 11, 1998, Item 5, and Amendment No. 3, dated November 2, 1998, Item 5.*

Statement No. 3: "Revenues have been virtually flat since 1996, when the Company abandoned the growth strategy noted in its IPO prospectus."

Again, the Proponent is stating its "opinion" as a "fact." The Company has in no way "abandoned" its growth strategy. Although it is true that the Company's **[*9]** revenues have not increased as hoped and expected, the Company has not made any strategic decision not to grow. As disclosed in the Management's Discussion and Analysis of Financial Condition and Results of Operations sections of the Company's periodic reports, the Company has followed a strategy of reducing debt while attempting to increase revenues. The Company has in fact eliminated all long-term and short-term bank debt, while market forces beyond the Company's control, such as softness in the Company's international markets, have adversely affected sales. Throughout these challenges, the Company has continued to implement strategies--such as the introduction of new products--to increase sales. These actions by the Company are inconsistent with the "abandonment" of a growth strategy, and the Proponent has not provided any factual support whatsoever for its opinion that the Company has intentionally abandoned a particular business strategy.

> **Statement No. 4:** "We have repeatedly urged management to explore ways to enhance shareholder value. For example, in December 1999 we proposed finding a financial partner who would 'take the Company private' by buying all minority shares **[*10]** at a fair price. We even offered to help."

Proponent's December 1999 "proposal" was carefully considered by management and the Company's Board of Directors and was found to be based on unrealistic assumptions, underestimation of costs, and an unrealistic expectation of what a "fair price" for Proponent's stock would be. Under Proponent's December 1999 proposal, the shares held by the Proponent's funds would be purchased by the Company at a share price that was two and one-half times the market price and $ 2.61 per share, or 77%, over the book value of the Company at that time. The so-called "proposal" was merely a veiled attempt at "greenmail" by Proponent to solicit a purchase of its stock at an overvalued price at the expense of the Company and the Company's remaining shareholders.

Further, Proponent never identified a financial partner who was willing to buy or finance the purchase of any shares at the proposed price or at any other price. The fact that Proponent did not find such a partner only reinforces the infeasibility of its proposal. Proponent's real motivation for its December 1999 proposal was stated in the enclosed letter from Proponent, dated January 20, 2000, in which **[*11]** the Proponent admitted its limited partners were questioning its investment decisions. To permit the quoted statement to be included in the supporting statement would give a false impression of credibility to Proponent's December 1999 proposal, a false impression of the Proponent's interest in acting on behalf of all shareholders of the Company and a false impression that the Board did not carefully consider Proponent's December 1999 proposal.

The cumulative effect of these materially false and misleading statements is to render the Proposal and supporting statement unsuitable for inclusion in a proxy statement subject to Rule 14a-9, and the Company has therefore determined to exclude the proposal pursuant to Rule 14a-8(i)(3) and requests the concurrence of the staff in the Company's decision.

In addition, the Proposal is so replete with false and misleading statements that, taken as a whole, a revision of the Proposal to revise or delete all the misleading statements would create a substantially new proposal. Such a revision would have to be so extensive that it results in the submission of an entirely new proposal outside the statutory timefrarne allowed by Rule 14a-8(e). In *Dow* **[*12]** *Jones & Company, Inc. (March 9, 2000),* Dow Jones asserted that allowing an extensive revision of a vague and indefinite shareholder proposal after the statutory timeframe would render the deadline of Rule 14a-8(e) meaningless. Shareholders would submit incomprehensible and misleading proposals before the deadline and simply revise them afterwards. The staff agreed with Dow Jones and the shareholder's proposal was omitted. Similarly, we believe in this case that allowing an extensive revision of the Proposal would essentially permit the submission of a different proposal after the September 7, 2000 deadline for submissions of shareholder proposals to the Company and interfere with the Company's preparations for its annual meeting. Accordingly, the Company requests that the Proponent not be afforded a second opportunity to formulate a shareholder proposal for inclusion in the Company's 2001 proxy materials.

II. The Proposal Relates to the Election of Directors

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors."

The Proponent states on page two of the letter transmitting **[*13]** the Proposal that as a significant minority shareholder, the [Proponent] would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented."

The substance of the Proponent's Proposal, therefore, clearly relates not to the adoption of cumulative voting generally, but rather to the election of a candidate nominated by the Proponent to the Company's Board. The Commission has long held that proposals that "would establish a procedure that may result in contested elections of directors... is a matter more appropriately addressed under Rule 14a-11 ." *Storage Technology Corp., March 11, 1998; BellSouth Corp., February 4, 1998.* The Commission has also noted that the "principle purpose of Rule 14a-8(i)(8) is to make clear with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." *SEC Release No. 12598, July 7, 1976 (page 9).*

In *The Black & Decker Corporation,* the Commission allowed the omission of a shareholder proposal which would have set up a procedure that "if implemented, **[*14]** would result in the contested election of directors because Black & Decker would be required to include in its proxy materials nominees not supported by its board of directors." In *Storage Technology Corp.* the company was presented with ashareholder proposal recommending that the board take the necessary steps to amend the company's governing documents to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of company shares. *Storage Technology Corp., March 11, 1998.* The Commission permitted Storage Technology Corp. to omit the proposal because "rather than establishing procedures for nomination or qualification generally, [it] would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11 ." *See also, Kmart Corporation, March 23, 2000.* In accordance with these no-action positions, since the Proposal relates to the election for membership to the Company's Board of a candidate to be nominated by a particular shareholder, the Company has determined the Proponent's Proposal should also be **[*15]** excluded pursuant to Rule 14a-8(i)(8).

III. Conclusion

For the reasons set forth above, we respectfully request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2001 proxy materials. If the Commission disagrees with our conclusions regarding the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Commission concerning these matters. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (503) 802-2018.

Very truly yours,

Thomas P. Palmer

ATTACHMENT 1

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection **[*16]** with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staffs informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to **[*17]** include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ATTACHMENT 2

WYNNEFIELD CAPITAL, INC.

ONE PENN PLAZA, SUITE 4720

NEW YORK, NY 10119

TEL: (212) 760-0814

FAX: (212) 760-0824

September 5, 2000

Mr. Joseph K. O'Brien
Secretary
Phoenix Gold International, Inc.
9300 North Decatur Street
Portland, Oregon 97203

Subject: Shareholder Proposal for 2001 Annual Meeting of Shareholders of **Phoenix Gold** International, Inc.

Dear Mr. O'Brien:

We are a group of shareholders of **Phoenix Gold** International, Inc. ("**Phoenix Gold**"), consisting of Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd., and Wynnefield Partners Small Cap Value, LP I (the "Wynnefield Group"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Wynnefield Group requests that you include the enclosed shareholder proposal and accompanying statement **[*18]** in **Phoenix Gold's** proxy materials for its 2001 annual meeting of shareholders. A representative of the Wynnefleld Group will attend the meeting in order to bring the proposal before the meeting and to speak in favor of the proposal.

The Wynnefield Group currently owns 415,950 shares of the common stock of **Phoenix Gold** and intends to continue owning these shares through the date of **Phoenix Gold's** 2001 annual meeting of shareholders. The Wynnefield Group has continuously held more than 1% of **Phoenix Gold's** common stock for more than a year. Enclosed are copies of the following documents, confirming ownership of more than 1% of the stock:

1. Schedule 13D filed with the Securities and Exchange Commission on June 26, 1997;

2. Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 1997;

3. Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on February 23, 1998; and

4. Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 24, 1998.

The Wynnefield Group's address is One Penn Plaza, Suite 4720, New York, New York 10119. Its **Phoenix Gold** shares are held by Bear, Steams Securities **[*19]** Corp., One Metrotech Center North, 4" Floor, Brooklyn, New York 11201-3862.

As a significant minority shareholder, the Wynnefield Group would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented. The Wynnefield Group could vote its shares with those of other minority shareholders holding approximately 3% of the outstanding common stock in order to elect an independent director to the board of directors. The Wynnefield Group otherwise has no material interest in the proposal that differs from that of other minority shareholders.

We note that **Phoenix Gold's** proxy materials for the 2000 annual meeting of shareholders required that you receive any proposal to be presented by a shareholder for action at the 2001 annual meeting of shareholders no later than September 7, 2000. We also note that the 2000 proxy material provided: "A shareholder proposal must include certain specified information concerning the proposal and information as to the proponent's ownership of Common Stock in the Company ***. The Secretary of the Company should be contacted in writing at the above address to obtain additional information as to the proper form and **[*20]** content of submissions."

We believe this correspondence complies with all requirements under federal and state law and the bylaws of **Phoenix Gold.** Please let us know immediately if you require any additional information, or information presented in any other form, in order to enable us to comply with the directions set forth above prior to September 7, 2000.

Very truly yours,

WYNNEFIELID PARTNERS SMALL CAP
VALUE, LP

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

WYNNEFIELID PARTNERS SMALL CAP
VALUE, LP I

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

WYNNEFIELID SMALL CAP VALUE
OFFSHORE FUND, LTD

By: Wynnefield Capital Management, L.L.C.
Its: Manager

ATTACHMENT 3

SHAREHOLDER PROPOSAL FOR CUMULATIVE VOTING

Proposal:

The Company's shareholders recommend that the Board of Directors take the necessary steps to provide for cumulative voting, permitting outside shareholders the opportunity to elect a truly independent director.

Suppporting Statement:

Who's Proposing This?

Wynnefield Partners Small Cap Value, LP, Wynnefield Partners Small Cap Value, LP I, and Wynnefield Small Cap Value Offshore Fund, Ltd., owning 415,950, **[*21]** or 13.74%, of outstanding shares. We purchased most of our stock in the Company's 1995 initial public offering.

What's the Problem?

The Company's stock dropped from over $ 12 in 1996 to $ 1 7/8 bid at September 5th, 2000. Revenues have been virtually flat since 1996, when the Company abandoned the growth strategy noted in its IPO prospectus. Importantly, the Company has failed to create market liquidity for common shareholders. We believe management has not been diligent in execution of its duties to maximize shareholder value.

We have repeatedly urged management to explore ways to enhance shareholder value. For example, in December 1999 we proposed finding a financial partner who would "take the Company private" by buying all minority shares at a fair price. We even offered to help.

We requested board records reflecting any discussion since September 1999 of ways to enhance shareholder value. The records showed that the board had discussed and flatly rejected our proposal, but had not suggested or discussed any other **specific** initiatives to enhance shareholder value. We were extremely disappointed by the absence of concrete plans to address poor stock price performance **[*22]** and lack of a liquid market for

Company stock.

We believe the Company suffers from excessive control by its CEO and COO (together owning 68% of the Company's stock). These insiders can control the Company and select its director nominees. It appears that insiders receive substantial compensation regardless of the Company's stock price performance. We believe insiders have little motivation to nominate directors who are dedicated to enhancing shareholder value.

OUTSIDE SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO ELECT AT LEAST ONE INDEPENDENT DIRECTOR. THIS CAN BE ACHIEVED THROUGH CUMULATIVE VOTING.

How Does Cumulative Voting Work?

Cumulative voting allows outside shareholders to focus their votes and elect a director.

Cumulative voting allows each shareholder to cast a number of votes equal to the number of shares held multiplied by the number of directors being elected. A shareholder may direct all of its votes to one nominee or split its votes among several nominees. (For example, 1,000 shares times five directors provides 5,000 votes that can be cast for one nominee.)

How Will Cumulative Voting Help?

Under cumulative voting, outside shareholders with only 16.7 percent **[*23]** of the Company's stock could elect their own nominee as one of five directors.

Cumulative voting won't put minority shareholders in control of the board. But it will give minority shareholders the first *real* opportunity to elect independent-minded directors who will urge management to find ways to enhance value for *all* shareholders.

Please mark your proxy card FOR this Shareholder Proposal for Cumulative Voting.



EXHIBIT C

Source: Legal > Federal Legal - U.S. > Administrative Agency Materials > Individual Agencies > **SEC No-Action, Exemptive, and Interpretative Letters** (i)
Terms: **honeywell** (Edit Search)

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*2001 SEC No-Act. LEXIS 777, **

2001 SEC No-Act. LEXIS 777

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

October 26, 2001

CORE TERMS: proponent, shareholder, honeywell, shareowner, voting, proxy, false and misleading, votes cast, staff, abstentions, election, impugn, statistics, won, annual meeting, investor, misleading, annual, no-action, enclosed, chairman, successor, sentence, record holder, board of directors, long-standing, recalculated, calculation, deadline, press release

[*1] Honeywell International Inc.

TOTAL NUMBER OF LETTERS:
6

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Honeywell** International Inc.
Incoming letter dated September 27, 2001

The proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that **Honeywell** may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrases that begin "Allow Proposal. . ." and end ". . .Be Adopted";

. delete the sentence that begins "Mr. Bossidy chose. . ." and ends ". . .$ 10 million check";

. revise the sentence that begins "Fifty-one. . ." and ends ". . .in 2000" to indicate that 54 proposals received an average vote of 52.7% in 2000; and

. revise the sentence that begins "This proposal. . ." and ends ". . .**Honeywell** combination" to indicate that the 57% shareholder approval relates to the 2000 meeting of shareholders.

Accordingly, unless the proponent **[*2]** provides **Honeywell** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Honeywell** omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 23, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: **Honeywell** International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

The company letter dated October 17, 2001 (and received via FedEx 2 days later) gives an example at this late date of the company scheme of Introducing a cryptic generalization not backed up by a specific corresponding claim. For instance the second paragraph starts by baldly claiming, "The Proponent's Response does **[*3]** not attempt. . ." and then conveniently switches to another topic in the next sentence.

Company attacks its own surrogate straw man
The company attacks its own surrogate straw man by choosing the words "Bossidy's Doubts Put His Successor Under A Cloud." The company takes these 8-words from a 1500-word *Wall Street Journal* article. Then it erroneously claims that since the company was able to chose 8-words from a 1500-word article, this conclusion must follow; "The proponent's Response shifts the focus to the Proponent's assertion to a new proposition, that 'Bossidy's Doubts Put His Successor Under A Cloud.'"

The defective methodology here is that if a 1500-word article is cited as support, one party apparently can erroneously chose to pick any few words from the article and claim that these carefully chosen words are the other party's "new proposition."

Golden parachute agreements can impact a decision
The company apparently makes the implicit and erroneous claim that, if a golden parachute agreement is made in advance, it can have no impact on a senior officer's later decision to take a golden parachute and not attempt to prevent his ouster.

All supporting material [*4] not required to be from one article
The company appears to implicitly hypothesize that there is an unwritten rule that all supporting material on one issue must be contained in no more than one article. For example, "Moreover, the *Wall Street Journal* article does not address the $ '810 million check' issue." The company does not dispute that the $ 10 million issue is addressed in the **Forbes.com** article.

In regard to the *Wall Street Journal* article the company apparently claims that if it can select a few words to fit its argument from a balanced and respected financial publication that a neutral party can only reach the same conclusion that the company does.

The company appears to implicitly hypothesize that in a forum that mandates the availability of for and against statements, the company can dictate which parts of a balanced article, from a respected financial publication can be cited or referred to as support.

Company demands from the shareholder the details that it omits
The company cites its publication on its website of its chosen version of the voting statistics, yet the website publishes no information for shareholders on other established methods to **[*5]** compute the results or any explanation of the reason to chose its method of reporting the results. The company gives no comparison of its brief voting statistics to the voting statistics that could be reported using the calculation method specified in rule 14a-8.

The company maintains that when a proposal cites a published vote percentage, with correct additional information ("Percentages are based on votes cast yes ad no."), that this information must be withheld from shareholders although it is available to the general public.

The company implicitly and erroneously claims that shareholders should be bared from learning from a shareholder proposal the vote result at the previous annual meeting, on the same topic, based on the same method of vote calculation specified in rule 14a-8.

False Company Report of 2000 Voting Results
Furthermore, the company failed to disclose that it falsely and/or erroneously reported the voting results during the 2000 shareholder meeting. Apparently based on the company report during the annual meeting *The Wall Street Journal* reported (exhibit attached) that this same proposal was defeated; "A proposal calling for annual election of directors **[*6]** also was defeated."

Additionally, the company press release issued 9-days after the meeting failed to report or acknowledge that the company was reversing the voting information it reported during the annual meeting.

The May 10, 2000 press release introduced by the company states without any further voting calculation methodology:
"A shareowner proposal regarding the annual election of directors received 320,447,503 (53.66%) votes in favor of the proposal, 236,527,223 (39.61%) votes cast against, and 40,163,765 (6.73%) abstentions."

The voting technicalities championed by the company to apply to the shareholder proposal and not to the company press release, to the extent that it is neither false nor misleading, can be disclosed by the Company in its Statement in Opposition. Accordingly, under these circumstances, there is apparently no need for the disclosure the Company is seeking.

Company argues that higher standards and greater detail apply only to shareholders

The company seems to be overzealous in applying higher standards of accuracy and technical reporting to a shareholder after it reported the wrong results at the annual meeting and then failed to notify shareholders that **[*7]** its new results were a 180 [degrees] correction.

The shareholder proposal is strictly limited to 500-words. Yet the company, which has no word limit for its press release or its opposing statement, insists that shareholders be forced to report information in greater detail than the company does.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-2:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 19, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: **Honeywell** International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

This is to respectfully request adequate time to respond to the October 17, 2001 **Honeywell** letter to the Office of Chief Counsel that was received via FedEx by the record holder two days later on Friday October 19, 2001.

Sincerely,

John Chevedden
Record Holder

Honeywell

INQUIRY-3:

Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
[*8] Washington, D.C. 20036-5869
202.467.7000
Fax: 202.467.7176

(202) 467-7255
gyearsich@morganlewis.com

October 17, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Honeywell** International Inc.: Omission of Shareowner Proposal Submitted by **John Chevedden -- Response to Mr. Chevedden's Letter of October 10, 2001**

Ladies and Gentlemen:

On behalf of our client, **Honeywell** International Inc. (the "Company" or "**Honeywell**"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on September 27, 2001, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by John Chevedden (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated October 10, 2001, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on Monday, October 15, 2001.

The Proponent's Response does not attempt to address most of the arguments made **[*9]** in the Company's no-action request. Where the Proponent's Response does attempt to address the Company's arguments, the Proponent continues to base his arguments on false assumptions and statements that are false and misleading. Therefore, we respectfully submit that the Proponent's Response supports our belief that **Honeywell** may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3).

For example, the Company's no-action request argued that it was false and misleading for the Proponent to claim that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." Instead of addressing the Company's arguments, the Proponent's Response shifts the focus of the Proponent's assertion to a new proposition, that "Bossidy's Doubts Put His Successor Under A Cloud," and then quotes an attached article from the July 18, 2001 **Wall Street Journal** to support his recharacterized assertion.

We need not address whether the July 18, 2001 **Wall Street Journal** article supports the

Proponent's new assertion, because that assertion is not part of the Proponent's Proposal as submitted **[*10]** to the Company. Suffice it to say that the article certainly does not, however, support the Proposal's actual assertions that Mr. Bonsignore was "forced out with the help of Mr. Bossidy and a $ 10 million check."

Indeed, if anything, the **Wall Street Journal** article asserts only that, after expressing initial doubts about Mr. Bonsignore, Mr. Bossidy did not do anything to undermine Mr. Bonsignore in the succeeding year:

> Indeed, current and former **Honeywell** executives say Mr. Bossidy didn't get in the way once he stepped aside as chairman in April 2000.

Moreover, the **Wall Street Journal** article does not address the "$ 10 million check" issue. The Proponent's Response attaches another article, from **Forbes.com,** describing Mr. Bonsignore's "golden parachute" as being "**$ 9 million**" plus forgiveness of interest on a loan. Once again, this supports the Company's position, stated in its no-action request, that the severance payment at issue is not a "$ 10 million check," and that the severance payment was negotiated well in advance of Mr. Bonsignore's retirement.

Finally, the Proponent's Response also includes certain pages from publications of the Investor Responsibility **[*11]** Research Center (the "IRRC") in an apparent effort to justify his position that the percentages of "shareholder approval" stated in the Proposal "merely repeat[] independently published voting results and [are] calculated according to Division of Corporation Finance: Staff Legal Bulletin No. 14." In the first place, the Proposal does not purport to tell the reader what the IRRC reported as voting results or what Staff Legal Bulletin No. 14 (the "SLB") says: Rather, it baldly asserts that the stated percentages represent the percent of "shareholder approval."

But, even if the Proposal did only purport to state what the IRRC had reported, it would still be false and misleading. For example, in support of the Proposal's assertion that the same proposal won 57% shareholder approval" at last year's **Honeywell** annual meeting of shareowners, the Proponent's Response attaches page 28 from the May-July 2000 "IRRC Corporate Governance Bulletin." That page does report a 57.5% figure for the **Honeywell** vote on "repeal classified board" in 2000, but it also includes references to footnotes that appear on pages 34 and 35 of the same publication, which the Proponent's Response does not include. On **[*12]** page 34, the relevant footnote clarifies that "the company reported voting results as shares present and represented, including abstentions in the totals." As discussed in the Company's no-action request, the Proposal does not make this clear.

More importantly, the Proponent's Response does not include page 35 from that same publication. That page includes additional explanatory material related to the voting results, clarifying that,

> in the previous checklist of shareholder proposals included in this Corporate Governance Bulletin, IRRC reports the vote tallies based on votes cast for and votes cast against the proposals, without counting abstentions. Vote tallies for the following proposals were reported differently by the companies. The companies reported the following results based on votes cast, with abstentions being included in the voting results.

The following list then notes that **Honeywell** reported a **53.7%** shareowner approval vote on the repeal classified board proposal at its 2000 annual meeting. We have enclosed copies of the relevant pages for the Staff's convenience.

Thus, the Proponent's Response is not correct when it maintains that the Proposal "merely repeats **[*13]** independently published voting results." Indeed, the IRRC was careful to explain the 57.5% number, to identify the methodology by which that number was calculated, and then to also publish the 53.7% number for the sake of clarity. It is the Proponent who chooses to pick among these "independently published voting results" to serve his own purposes, and then does not explain the derivation of the number.

Finally, the Proponent's Response cites to the SLB for the proposition that the Proposal's omission of abstentions is "calculated according to" the SLB. Here, also, the Proponent's Response is off the mark.

The Proponent's Response cites to Q&A F.4. That Q&A, however, addresses how to calculate percentages for purposes of the Rule 14a-8(i)(12) threshold calculations for including the same proposal in proxy materials for subsequent years. It in no way addresses the Proposal's assertion that the proposal won "shareholder approval," a matter which Rule 14a-8 leaves entirely to governing state law and the registrant's charter and bylaws.

* * *

Based on the foregoing, we believe that the Proponent's Response itself is replete with false assumptions and statements that are false and misleading, **[*14]** and that the Response therefore further supports the Company's argument that the entire Proposal may be omitted from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

INQUIRY-4:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 10, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by

Shareholders

Ladies and Gentlemen:

This is in response to the company's falsely accusatory and hostile letter regarding the resubmission of a proposal topic adopted by the shareholders at the most recent annual meeting.

Company attempt to obscure thought
The company attempts to obscure thought in devising false accusations, straw man targets, and inflammatory verbiage. **[*15]** For instance, "selfish desire to entrench themselves," "attempt to impugn the characters," "impugn the accuracy," "subtly recalculated," "insinuates," "enacting automatically," and "impugns the integrity."

The company appears to be well versed in devising pejorative labels as a distraction from the questionable substance of its claims.

The company directly and/or implicitly makes the a number of erroneous claims and unsupported statements.

The company makes the false hypothesis that, from a number of accepted ways that the shareholder votes are reported, the method most favored by a management hostile to shareholder proposals, must be mandated for use by shareholders. Additionally that the burden is on the proposal to present management's views of the voting statistics.

The company furthermore claims that shareholders should be expected to cram a comprehensive discourse on Delaware law regarding the various accepted methods to analyze voting statistics within a 500-word maximum proposal. The company implicitly claims that this would be the shareholder price to pay if a proposal merely repeats independently published voting results and calculated according to Division of Corporation **[*16]** Finance: Staff Legal Bulletin No. 14 as follows:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

F. Other questions that arise under rule 14a-8

4. How do we count votes under rule 14a-8(i)(12)?
Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

- - - - - - -

The company also implicitly claims that shareholders should be forced to cram the 500-word maximum text with tedious technical distinctions and thus be denied publication of key supporting statements.

The company appears to cast a cloud over its own credibility on each issue it raised in its request by falsely claiming that the shareholder intentionally miscalculated voting results. In fact, the company has no way of knowing whether the shareholder merely referred to the published figure by a respected independent authority. The company introduces a false concept of proof by introducing "as best as we can determine" with no methodology.

The attached Investor Responsibility **[*17]** Research Center exhibits support the 54% and 57% shareholder vote figures.

Bossidy's Doubts Put His Successor Under a Cloud

Source: Wall Street Journal, July 18, 2001
The company does not give its version of the *Wall Street Journal* article which it is probably aware of.

Key points of the attached Wall Street Journal article are:
Worst of all, Mr. Bonsignore learned from allies on his board that Mr. Bossidy, his predecessor as chairman, had privately told directors that Mr. Bonsignore wasn't capable of running the $ 25 billion conglomerate.

So Mr. Bonsignore pulled the **Honeywell** board into a confidential executive to confront them. "Either you're with me, or kick me the hell out now," he said.

The directors assured the chairman he had their unanimous support. "You're our guy," he was told.

Remarkably, that show of support didn't take place recently but on May 26, 2000 -- more than one year before the company's $ 39.93 billion sale to General Electric Co. unraveled, leading to Mr. Bonsignore's forced retirement at 60 years old earlier this month and the rehiring of none other than Mr. Bossidy, 66.

- - - - - - -

Furthermore, Mr. Bonsignore, will receive $ 9 million from **[*18]** his former employer. **Honeywell** brought back Bonsignore's predecessor as CEO, Lawrence Bossidy, just hours after **Honeywell's** $ 42 billion merger with General Electric fell apart. The $ 9 million golden parachute is about three times Bonsignore's annual salary plus bonus. Additionally, **Honeywell** agreed to forgive the interest on a $ 1.6 million loan it made to Bonsignore.

Source: Forbes.com, August 14, 2001

The company gives an extraneous narrative on Mr. Bossidy leaving as Chairman of the company and then returning to *replace his replacement*. This is not a supporting argument. This merely provides extraneous information not relevant to the acceptability of proposal text under rule 14a-8.

The company does not rationalize its logic in its implicit false claim: If other parties (board, shareholders) approve a choice made by Mr. Bossidy, the company falsely reasons that this negates that Mr. Bossidy made the original choice.

The company ignores that Mr. Bonsignore could have contested his removal. The magnitude of the $ 10 million parachute arguably made it unlikely that Mr. Bonsignore could have won a larger sum in the court system.

Company says its claim depends on statistics and [*19] statistics hide the truth!
The company does not rationalize the inconsistency in its explicit claim that "statistics hide the true story:" Then the company declares its statistics in its September 27, 2001 no action request should be the basis for its claims.

This statement is clear: "This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at **Honeywell** before the AlliedSignal-**Honeywell** combination."

The company created its own confusion by replacing its name with the name of the, company it bought-out. Consequently it should not demand that the record holder replace valuable supporting arguments with an explanation of any name-game confusion caused by the company. There is no good reason for shareholders to be denied access to information on the practice of a major pre-merger segment of the company.

The company creates a straw man claim that the only acceptable outcome to the proponent is the board adopting this proposal "automatically" - without any preparation, research or analysis.

The company also claims that shareholders should be expected to produce within a 500-word maximum text a thorough discourse on the directors **[*20]** not acting in the best interest of the company.

The company provides no evidence of a single board seat being contested at the company or predecessor company in years gone by. The company gives no evidence that this year would be any exception.

The "Council of Institutional Investors" and "Institutional investors" are distinct and are referenced in separate sentences. The Council represents a significant view of many institutional investors. The company erroneously implies that there is no relationship or core interest shared by many "Institutional shareholders" and the Council of Institutional Investors.

The attached Investor Responsibility Research Center report published the 49.5% figure at the 1999 annual meeting. This supports the proposal text of "greater than 49% approval."

Further Response
It is respectfully requested that if the company has further response to the Office of Chief Counsel, written or verbal, that the record holder have the opportunity and appropriate time to answer any further company response.

Company Burden of Proof
For the foregoing reasons it does not appear that the company has met the its burden of proof under rule 14a-8. This company claim **[*21]** for immunity is so replete with errors, unsupported statements and impugns the reputation of the proposal that it is requested to be rejected in entirety.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-5:

Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
Washington, D.C. 20036-5869

202-467-7000
Fax: 202-467-7176

September 27, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Honeywell** International Inc.: Omission of
Shareowner Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of our client, **Honeywell** International Inc. (the "Company" or "**Honeywell**"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2001 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request **[*22]** that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2001 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of **Honeywell's** intention to exclude the Proposal from its proxy materials.

Resolution: "Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps."

Background. As you are probably aware, **Honeywell** postponed its 2001 Annual Meeting of Shareowners due to the proposed merger with General Electric Company. Now that the European Commission has prohibited the consummation of the merger, **Honeywell** has rescheduled its 2001 Annual Meeting of Shareowners to December 7, 2001.

As discussed with Martin Dunn, Senior Associate Director (Legal) of the Division of Corporation Finance, and other attorneys in the Division of Corporation Finance, the Company is considering all shareowner proposals that were received by the Company's original deadline for its regularly scheduled annual meeting and all shareowner proposals received **[*23]** on or before September 7, 2001 for inclusion in the Company's proxy materials for its rescheduled 2001 Annual Meeting of Shareowners. We also discussed with the Staff the reasonableness of the Company's September 7, 2001 deadline for proposals, in light of the Company's timing in submitting this and other no-action requests to the Staff sufficiently in advance of the December 7, 2001 meeting date.

The Proponent had submitted his proposal for inclusion in the Company's proxy materials by the Company's original deadline for its regularly scheduled 2001 Annual Meeting of Shareowners. A copy of the Proponent's original submission, dated September 1, 2000, is enclosed.

As discussed with the Staff and described in a letter to the Proponent dated July 26, 2001 (a copy of which is enclosed), **Honeywell** informed the Proponent that, unless it heard otherwise, the Company would treat the original proposal, which was received by the original deadline, as the Proponent's proposal for the rescheduled meeting. The Company also informed the Proponent that it would deem the proposal to have been received on August 13, 2001.

By letter dated August 13, 2001, the Proponent submitted an "update" to his **[*24]** original proposal. A copy of the Proponent's letter, with his updated proposal, is enclosed.

In a letter dated August 20, 2001 (copy enclosed), the Company notified the Proponent, among other things, that his updated proposal exceeded the 500-word limit set forth in Rule 14a-8(d). The Company also noted its views that a number of statements in the Proponent's updated proposal were false and misleading.

The Proponent responded by letter dated August 31, 2001, enclosing a "revised" proposal. The August 31, 2001 revised proposal, a copy of which is enclosed, is the Proponent's Proposal that we address in this nb-action request.

The Proponent had submitted the original proposal by the original deadline and has resubmitted his revised Proposal prior to the September 7, 2001 deadline. Therefore, the Company considers the Proposal to be timely received for consideration for inclusion in its proxy materials.

Reason for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reason:

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading and because it impugns character without providing factual foundation. **[*25]** Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may be false or misleading and violate Rule 14a-9 -- and indirectly Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn [] character, integrity or personal reputation. . .without factual foundation." **See, e.g., The Swiss Helvetia Fund, Inc.** (Apr. 3, 2001); **Phoenix Gold International, Inc.** (Nov. 21, 2000).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

. The Proposal states, twice: **"ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 -- BE ADOPTED."** As disclosed in the Company's May 10, 2000 press release (which also appears on the Company's web site, www.**honeywell**.com), the Proponent's 2000 shareowner proposal on this topic received only **[*26]** 53.66% of the shareowner vote, with 6.73% of the shares entitled to vote abstaining. The Proponent has subtly recalculated the officially reported figures to arrive at the 57% number, apparently by recalculating the percentages based solely upon the number of yes/no votes cast. However, because under Delaware law abstentions must be counted in determining the number of shares present or represented at the Company's shareowner meetings (as stated in the Company's 2000 Proxy Statement), abstentions have the same effect as a vote "against" a shareowner proposal. Only later, buried in the supporting statement, does the Proponent cryptically tell the reader that "percentages are based on votes cast yes and no": He does not tell the reader which percentages have been recalculated, nor does he explain that abstentions had the same effect as a vote against his shareowner proposal and that, therefore, his recalculations have the effect of making the support percentages that he cites greater than the actual percentage of support his proposal received. The Proponent's claim of 57% support for the 2000 shareowner proposal to elect directors annually is thus false and misleading because it fails **[*27]** to properly consider and explain the effect of such abstentions, and it appears to attempt to impugn the accuracy of the Company's official voting results. The Proponent repeats the inaccurate 57% number in the supporting statement, and the Company objects to that statement as well.

. The Proponent claims that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." The Proponent provides no support for his assertion that Mr. Bossidy unilaterally chose Mr. Bonsignore for any office or position in the Company. In fact, Section 2.2(c) of the 1999 merger agreement between AlliedSignal Inc., **Honeywell** Inc., and Blossom Acquisition Corp. (a wholly-owned AlliedSignal Inc. subsidiary formed solely to facilitate the AlliedSignal Inc. acquisition of **Honeywell** Inc.) provided that: (i) Mr. Bonsignore was to be appointed Chief Executive Officer of the Company, and (ii) Mr. Bonsignore was to be elected Chairman of the Board of Directors of the Company upon the earlier of Mr. Bossidy's retirement or April 1, 2000. Thus, the "succession" of Mr. Bonsignore to Mr. Bossidy's positions as Chief Executive Officer **[*28]** and Chairman of the Board was discussed and agreed upon by the respective boards of directors of AlliedSignal Inc. and **Honeywell** Inc. during the merger negotiations between the two companies, and was approved by the shareowners of AlliedSignal Inc. and **Honeywell** Inc. In addition, not only is the Proponent's statement inaccurate, but it also reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent also provides no support for the remainder of the above-quoted statement that "Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check." Mr. Bossidy retired as Chairman of the Company's Board of Directors on April 1, 2000, and was not an officer or employee of the Company when Mr. Bonsignore retired on July 3, 2001. Like the statement noted above, this statement impugns character without factual foundation.

Further, pursuant to an employment agreement, dated as of December 1, 1999, between the Company and Mr. Bonsignore, Mr. Bonsignore was entitled to receive a severance payment (the "Severance Payment") of $ 9 million under the circumstances surrounding his retirement on July 3, 2001. The **[*29]** nature and amount of the Severance Payment were determined by the Company and Mr. Bonsignore well in advance of his retirement on July 3, 2001. In stating that Mr. Bonsignore was "forced out" with the help of"a $ 10 million check," the Proponent not only misstates the facts, but also insinuates that the Company and Mr. Bossidy provided Mr. Bonsignore with some sort of **ad hoc** monetary incentive to leave the Company, when in fact the circumstances and amount of the Company's payment to Mr. Bonsignore -- the Severance Payment -- had been determined by the terms of Mr. Bonsignore's employment agreement over a year earlier. The Proponent's, statement mischaracterizes both the nature and amount of Mr. Bonsignore's Severance Payment and, again, reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent states that "fifty-one (51) proposals on this topic won an overall 54% approval- rate at major companies in 2000." According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), **54** classified board proposals attained "average," rather than "overall," support of **[*30] 52.7%** in 2000, among companies tracked by the IRRC. As noted above, it is unclear from the Proposal whether the Proponent has recalculated upward **all** percentages in the supporting statement based solely on the number of yes/no votes cast. If so, once again, the Proponent has recalculated his figures to overstate the actual support that these proposals received.

Moreover, the Proponent's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the. IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors (often called repeal classified board) proposals appear to have **failed** at the majority (29 of 57) of the companies at which they were on the ballot in 2000 (copies of IRRC source materials enclosed). Thus, the Proponent's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be **[*31]** true, resulting in statements that are false and misleading.

. The Proponent states that "institutional investors own 68% of **Honeywell** stock." Regardless of whether this is the correct percentage ownership of the Company by "institutional investors," the Proponent misleads the reader by referring to a statement made by the Council of Institutional Investors (the "Council") in the sentence immediately prior to his reference to Company stock ownership by institutional investors. Whatever "institutional investors" means, it is quite different from the Council, yet the Proponent's supporting statement makes it appear as if the institutional investors that own shares of the Company's common stock all support the Council's statement, when in fact the Proponent has provided no factual support for such an assertion.

. The Proponent states: "This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year)." The Proponent first fails to make it clear that the 1998 and 1999 shareowner votes to which he refers were at the Company, then called "AlliedSignal Inc." This is important because, as noted below, his references to the 1998 and 1999 votes immediately **[*32]** follow a sentence about "the long-standing practice at **Honeywell"** prior to its acquisition by the Company in 1999. It is incongruous and misleading for the Proponent to refer back and forth to the Company and to **Honeywell** Inc., in the same discussion in his supporting statement, without making it clear to the reader that he is doing so **and** that the Company and **Honeywell** Inc. are two separate and distinct corporations.

Moreover, the Company's officially reported shareowner votes cast in favor of these 1998 and 1999 proposals amounted to 48.6% shareowner approval in each year. Once again, the Proponent has recalculated support percentages upward by excluding the adverse effects of abstentions.

. It is false and misleading for the Proponent to claim that "this proposal, which won 57% shareholder approval [in 2000], merely asks the company to reinstate the long-standing practice at **Honeywell** before the AlliedSignal-**Honeywell** combination." It is extremely confusing and disingenuous for the Proponent to refer to a "long-standing practice" at pre-merger **Honeywell** Inc., which statement contains and is immediately followed by references to shareowner proposals presented to the Company, **[*33]** without making it clear that the Proponent is referring to two separate and distinct corporations. In fact, the Company, under its prior name, AlliedSignal Inc., has had a classified board since its incorporation in 1985. The Proponent appears to assume, inaccurately, that **Honeywell** Inc. and the Company are one and the same corporation. Accordingly, not only are the specific statements along these lines false and misleading, but the thrust of the entire Proposal is fundamentally flawed in pre-supposing that the Company can "reinstate" annual election of directors.

. The Proponent states that, "furthermore, the board need not fear annual election because each director faces no competing candidate." This statement is misleading because the Proponent has no way of knowing if and when a director may face a competing candidate in a contested election. The statement implies that an election contest is not possible.

. Finally, the Proposal impugns the integrity of the members of the Company's Board of

Directors without factual foundation by using such inflammatory phrases as "need not fear" and "double standard," implying that the Company's directors are motivated by a selfish desire **[*34]** to entrench themselves, and have somehow failed in their fiduciary duties to act in the best interests of the Company and all of its shareowners by not enacting automatically the Proponent's annual election of directors proposals, while obviously following through on those matters that the Board itself has determined to submit to the shareowners for their approval. Clearly, the Proponent has provided no factual foundation for his accusations, nor has he offered any evidence whatsoever that the Board has not acted in the best interests of the Company and all of its shareowners when considering the Proponent's past proposals and the votes of the shareowners on those proposals.

As indicated above, the Proposal is so replete with false assumptions and statements that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). **See, e.g., Wal-Mart Stores, Inc.** (Apr. 2, 2001); **TJX Co., Inc.** (Mar. 14, 2001); **IDACORP, Inc.** (Jan. 9, 2001); **Wm. Wrigley Jr.** Co. (Nov. 18, 1998); **NationsBank Corp.** (Jan. 29, 1998). This is especially true where, as here, the Proponent is experienced **[*35]** in submitting shareowner proposals under Rule 14a-8.

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. **See** Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before October 26, 2001, so that the Company can meet its printing and mailing schedule for the 2001 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

ATTACHMENT 1

August 31, 2001 Revision at Company Request

4 - ELECT EACH DIRECTOR ANNUALLY

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references including each **[*36]** ballot. This is in the interest of clarity and avoids the possibility of misleading or obscuring information for shareholders.]

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 - BE ADOPTED

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps.

Objective: Proper oversight of the company's returning Chairman, Mr. Bossidy, and his management team. This is particularly important after the preceding Bonsignore management team blindsided shareholders and then warned that 2nd-quarter 2000 earnings would be lower than analysts expected. **Honeywell** stock plummeted 25% in days - **Honeywell** shocked Wall Street.

Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $ 10 million check.

This proposal includes that any future change in the frequency of director election be submitted to a shareholder vote as a stand-alone proposal.

Strong Institutional Investor Support

Fifty-one (51) proposals on this topic won an overall 54% approval rate at major **[*37]** companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (www.cii.org).

Another CII policy is allowing adoption of shareholder proposals that receive a majority of votes cast as this proposal did in 2000. Institutional investors own 68% of **Honeywell** stock.

Merely reinstates the long-standing practice at Honeywell

This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at **Honeywell** before the AlliedSignal-**Honeywell** combination. This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year). Percentages are based on votes cast yes and no.

Double Standard at Honeywell?

Consistent with the **Honeywell** board accepting shareholder votes for its own election, the board should arguably have a policy to give equal value to shareholder votes for other ballot items. Furthermore, the board need not fear annual election because each director faces no competing candidate.

Greater Management Accountability

Arguably greater management accountability, in part through this proposal, will make **Honeywell** better prepared in facing challenges **[*38]** highlighted by these types of news reports that could reoccur:

. The 3rd and 4th quarters of 2001 will be down and there aren't a lot of conclusions we can draw from the latest results, said Howard Rubel, Goldman Sachs analyst.

. **Honeywell's** second-quarter 2001 income slumped 92% - hurt by a continuing drop in revenue, eroding profit margins and the failed GE combination.

. There are no guarantees Mr. Bossidy will be as successful as in the past.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Source: *Wall Street Journal*

To enhance oversight of the company's returning management, vote yes:

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000- BE ADOPTED

ELECT EACH DIRECTOR ANNUALLY

YES ON 4

ATTACHMENT 2

CFLETTERS

From: John Chevedden [jrcheve@earthlink.net]
Sent: Wednesday, October 03, 2001 1:17AM
To: cfletters@sec.gov
Subject: **Honeywell**

A response is being prepared to the **Honeywell** no action request. The shareholder response will be forwarded via overnight next week. Part of this response may address some of the same type of claims that **Honeywell** made regarding **[*39]** its no action request on Mr. Mathis' **Honeywell** proposal.

The company has delayed the shareholder no action response by preparing objectionable opposing proxy text. This required a shareholder response to the Office of Chief Counsel. This response was forwarded on Oct. 1, 2001.

EXHIBIT D

OCCIDENTAL PETROLEUM CORPORATION

POLICY ON STOCKHOLDER RIGHTS PLANS

1. For the purposes of this Policy, the term "Stockholder Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of Occidental Petroleum Corporation ("OPC" or the "Company"), designed to deter nonnegotiated takeovers by conferring certain rights on stockholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition of a specified percentage of stock.

2. The Nominating and Corporate Governance Committee shall annually consider whether the Company should adopt a Stockholder Rights Plan, whether the Company should condition adoption of a Stockholder Rights Plan on stockholder approval and whether the Company otherwise should take any action with respect to a Stockholder Rights Plan or any policy in respect thereof. The Nominating and Corporate Governance Committee shall report its recommendation to the Board of Directors.

3. The recommendation of the Nominating and Corporate Governance Committee and any action taken by the Board of Directors on such recommendation shall be reported to the stockholders of the Company by posting on the OPC website.

EXHIBIT E

*1997 SEC No-Act. LEXIS 60, **

1997 SEC No-Act. LEXIS 60

Securities Exchange Act of 1934

January 15, 1997

CORE TERMS: shareholder, rights plan, stockholder, proponent, proxy, omit, annual meeting, board of directors, enclosed, redeem, following resolution, affirmative vote, omission, outstanding, revised, urge

[*1] Flour Corporation

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 15, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Fluor** Corporation (the "Company")
Incoming letter dated December 12, 1996

The proposal requests that the board of directors redeem any shareholders' rights plan unless approved by an affirmative majority shareholder vote, and that it obtain similar approval for any future plan that it considers in the future.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials in reliance of Rule 14a-8(c)(3) to the extent that the proposal applies to rights plans which, in fact, do not currently exist. It appears, however, that this defect would be cured if the proposal were revised so that the proposal applied only to rights plans that may be considered in the future. Assuming the proponent provides the Company with a proposal revised in this manner, within, seven calendar days of the receipt of this letter, the Division does not believe that Rule 14a-8(c)(3) can be relied upon as a basis to omit the proposal from the Company's proxy materials.

Assuming the revisions **[*2]** suggested above are made, the Division is unable to concur in your view that the proposal may be excluded in reliance of Rule 14a-8(c)(10). Accordingly, the Division does not believe that Rule 14a-8(c)(10) may be relied upon as a basis upon which to omit the proposal.

The Division is unable to concur in your view that the proposal may be excluded from the Company's proxy materials in reliance of Rule 14a-8(c)(6). Accordingly, the Division does not believe that Rule 14a-8(c)(6) can be relied upon as a basis upon which to omit the proposal from the Company's proxy materials.

Sincerely,

Joseph K. Pascale
Attorney-Advisor

INQUIRY-1:

FLUOR CORPORATION
3333 Michelson Drive, Irvine, CA 92730
(714) 975-6995; FAX: (714) 975-4450

Lawrence N. Fisher
Senior Vice President-Law and Secretary

December 12, 1996

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20349

Ladies and Gentlemen:

On behalf of **Fluor** Corporation, a Delaware corporation ("**Fluor**"), we enclose for filing with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, **[*3]** as amended, (i) six copies of a stockholder proposal and a related supporting statement (collectively, the "Proposal") submitted to **Fluor** by Bartlett Naylor (the "Proponent") and (ii) six copies of this letter stating **Fluor's** intention to omit the Proposal from its proxy statement and form of proxy relating to the 1997 Annual Meeting of **Fluor** stockholders (the "**Fluor** Proxy Materials"). Set forth below is our statement of reasons and exhibits thereto relating to our belief that the Proposal may properly be omitted from the **Fluor** Proxy Materials, including an opinion from our counsel, Wachtell, Lipton, Rosen & Katz, attached hereto as Exhibit B, outlining the legal reasoning underlying this letter. For your convenience, we have also enclosed copies of the authorities referred to in the Wachtell, Lipton opinion.

Pursuant to Rule 14a-8, by copy of this letter we are advising the Proponent directly that **Fluor** intends to omit the Proposal from its proxy materials.

1. **Background.**

On or about October 15, 1996, **Fluor** received the letter from the Proponent, attached hereto as Exhibit A, containing the Proposal and stating that "I hereby submit the following resolution ... to be presented **[*4]** at the company's 1997 annual meeting." **Fluor** has proceeded under the assumption that the Proponent wishes **Fluor** to include the Proposal in the **Fluor** Proxy Materials to be disseminated by **Fluor's** Board of Directors in relation to the next annual meeting of **Fluor** stockholders.

The Proposal would "urge the board of directors to redeem any shareholder rights plan unless the plan is approved by the affirmative vote of a majority of outstanding shares at a meeting of the shareholders held as soon as possible." The proposal goes on to request that "this policy apply to rights plans which currently exist, and to those that may be considered in the future." Additionally, the Proponent provided a supporting statement as permitted by Rule 14a-8(b)(1). The Proposal and supporting statement along with the accompanying letter are included in their entirety in Exhibit A.

Fluor does not currently have a "shareholder rights plan" which we take to mean a plan in which "rights" are distributed to stockholders to purchase certain capital securities pursuant to conditions outlined in a "rights agreement"

2. **Reasons for Omission.**

As more fully set forth in the Wachtell, Lipton opinion, **Fluor** believes **[*5]** that it may omit the Proposal under any of several exclusionary provisions of Rule 14a-8(c). First, the Proposal, as currently worded, may be excluded under Rule 14a-8(c)(3) because the language of the Proposal is so vague in its factual predicate as to be false and misleading. Alternatively, we believe that the Proposal may be omitted pursuant to Rule 14a-8(c)(3) because **Fluor** stockholders would be unable to determine what actions they would be requesting **Fluor's** Board of Directors to take should the Proposal be adopted. Finally, we are of the opinion that the Proposal is properly excludable under Rule 14a-8(c)(6) and 14a-8(c)(10) with respect to "rights plans which currently exist" because, if the Proposal were passed, (i) **Fluor's** Board of Directors would be unable to submit an existing shareholder rights plan to a stockholder vote because no such plan exists and (ii) such a vote, if taken, would be moot as the stockholder vote contemplated by the Proposal would have no effect on a shareholder rights plan which does not exist.

Therefore, on the basis of the reasons set forth above and in the Wachtell, Lipton opinion, we respectfully request that you concur in our opinion that the **[*6]** Proposal may be properly omitted from the **Fluor** Proxy Materials and request your confirmation that the Staff will not recommend that the Commission take action by reason of the omission of the Proposal from the **Fluor** Proxy Materials.

Should the Staff have any questions or comments regarding this matter, please contact the undersigned, collect, at (714) 975-6995 or Seth Kaplan of Wachtell, Lipton, Rosen & Katz, collect at (212) 403-1223. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed prepaid Federal Express envelope.

Very truly yours,

Lawrence N. Fisher

EXHIBIT A

October 14, 1996

Lawrence Fisher
Corporate Secretary
Fluor Corp.
3333 Michelson Dr
Irvine, Ca
92730

via tax: 714-975.4450

Dear Mr. Fisher,

I hereby submit the following resolution, in accordance with SEC Rule 14a-8, to be presented at the company's 1997 annual meeting.

I have owned the requisite amount of **Fluor** stock for the time period required under federal rules, which I will document for you at your request. I plan to own this continuously through the annual meeting date. I am prepared to present **[*7]** this proposal in person or though an agent.

Sincerely,

Bartlett Naylor
1255 N. Buchanan
Arlington, Va. 22205
703.528.1119

> RESOLVED: That the Shareholders of Flour Corp. urge the board of directors to redeem any shareholder rights plan unless the plan is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible; and that this policy apply to rights plans which currently exist, and to those that may be considered in the future.

SUPPORTING STATE

Some companies defend shareholder rights plans as "protecting" shareholders. But these devices, often called "poison pills," may serve to insulate management from direct shareholder accountability. To be sure, instituting a "shareholder rights plan" without seeking a shareholder referendum constitutes evidence of such insulation. This resolution merely asks that when Flour seeks to "protect" its shareholders through a "rights plan" that it asks shareholder opinion first.

EXHIBIT F

Source: Legal > Federal Legal - U.S. > Administrative Agency Materials > Individual Agencies > **SEC No-Action, Exemptive, and Interpretative Letters**
Terms: **occidental and chevedden** (Edit Search)

Select for FOCUS™ or Delivery

*2002 SEC No-Act. LEXIS 466, **

2002 SEC No-Act. LEXIS 466

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-8(i)(3), 14a-9, 14a-8(i)(10)

March 26, 2002

CORE TERMS: shareholder, pill, poison, exxonmobil, proponent, investor, rights plan, staff, redeem, false and misleading, delete, moot, annual meeting, board of directors, respectfully, proxy, omit, institutional investor, high-caliber, misleading, redeeming, terminate, long-term, takeover, revised, heading, ballot, yes-no, format, opportunity to amend

[*1] Exxon Mobil Corporation

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Exxon Mobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the statement that begins "the poison pill is an important. . ." and ends

". . .pill in the future" as the proponent's opinion;

. specifically identify [*2] the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;

. specifically identify the institutional investor support the proponent refers to in the paragraph following the heading "Institution Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in that heading and paragraph;

. provide a citation to a specific source for the sentence that begins "Shareholder right to vote. . ." and ends ". . .on yes-no votes)" or delete the sentence;

. Delete the statement that begins "68% Vote as a. . ." and ends ". . .website under Proposals"; and

. Delete the paragraph that begins "Shareholder Vote Precedent. . ." and ends ". . .company should do so as well."

Accordingly, unless the proponent provide Exxon Mobil with a proposal and supporting statement revised [*3] in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Exxon Mobil omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel

INQUIRY-1:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

February 8, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549

Exxon Mobil Corporation (XOM)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill

Ladies and Gentlemen:

This is respectfully submitted in response to the Exxon Mobil Corporation (XOM) no action request.
It is believed that ExxonMobil must meet the burden of proof under rule 14a-8.

The following points **[*4]** may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) [1 corresponds to the page number in the company no action request]
Page one states January 22, 2002, **VIA Network Courier**.
1)The investor party received the company request by mail 7 days after the date of the letter. This seems intended to hamper the function of rule 14a-8.
1) Reason: The Staff requests that investor input be made as soon as possible. The company is thus responsible for at least a 6-day investor delay.
1) This delay could put the company in the position of defending whether the company has acted in a manner to disqualify the company no action request from further review or send the company no action request to the end of the line for Staff review.
1) Not binding on the company and thus irrelevant:
"We have no intention of adopting one [poison pill]."

2) The Staff view on this proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
2) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit, adoption or maintenance of a shareholder rights plan without shareholder approval."
[*5] 2) Additionally the Staff view on this proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
2) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".
2) Borrowing the company term, "at a minimum" the company claim would need to be based on a company statement that it will be impossible to adopt a pill in the 4-month span between shareholder proposal submittal and the annual meeting
2) Company fallacy:
According to company reasoning, it would be impossible or almost impossible to submit any shareholder proposal.
2) Reason:
A shareholder proposal could give the "impression" or notion that the "Board is currently considering adopting" a proposal related to the shareholder proposal.
2) Appeal to the unknowable:
"One can only imagine. . ."

3) Contradiction and self-impugn:
Claiming a vote on the pill is not important after the company vigorously opposes such a vote in the first place as evidenced in its no action request here.
3) Company self-impeach:
The company's own words on the importance of a shareholder vote on the pill **[*6]** are ". . .nothing could be further from the truth. . ."
3) Makes no sense:

". . .a proposal limited to future poison pills would be inherently false and misleading."
3) The company does not reveal how it came to know that someone "did not bother to research."

3) Double standard and/or straw person:
When investor text states "proposal topic" subsequent text must be focused to a "specific proposal" or be banned.
3) The level of investor approval for this proposal topic is significant information for investors to know.
3) The company position:
Investors simply cannot communicate the level of support that similar topic proposals receive at other major companies. Yet this information is widely available to institutional investors.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John **Chevedden**

INQUIRY-2:

ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

January 22, 2002

VIA Network Courier [*7]
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Poison Pills

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal attached as Exhibit 1 from Chris Rossi. Copies of additional correspondence from the company to the proponent and the proponent's representative are attached as Exhibit 2.

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting on the grounds that the proposal is materially false and misleading in contravention of Rule 14a-9 and can therefore be omitted under Rule 14a-8(i)(3) and (i)(2). We also believe the proposal is moot and can be omitted under Rule 14a-8(i)(10).

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

The proposal asks the Board to seek shareholder approval prior to adopting any poison pill and also to redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting. **[*8]**

The term "poison pill" is not specifically defined in the proposal but is commonly used to refer to so-called shareholder rights plans designed to deter takeovers. As we explained to the proponent in our letter dated December 13, 2001 (included in Exhibit 2), and as we advised shareholders in the proxy statement for our merger with Mobil in 1999, ExxonMobil has never had a poison pill and we have no intention of adopting one. In light of this, we believe the references in the proposal to redeeming a current pill are false and misleading and would wrongly lead many shareholders to conclude that ExxonMobil did in fact have a poison pill.

At a minimum, therefore, the proposal and supporting statement must be revised to delete all references to an existing poison pill. The staff's letter to **Fluor Corporation** (available January 15, 1997) is on point. That letter also involved a proposal to redeem any existing rights plan and to obtain shareholder approval for any future plan. Like ExxonMobil, Fluor had no such plan. The staff concurred that the proposal could be excluded in reliance on Rule 14a-8(c)(3) (now paragraph (i)(3)) unless the proponent revised the proposal within seven days **[*9]** so as only to apply to a rights plan that might be adopted in the future.

Although not the basis for the staff's position in **Fluor**, we also believe the same result would be appropriate under Rule 14a-8(i)(10) since the proposal, to the extent it relates to a non-existent plan, is moot. See, for example, **Occidental Petroleum Corporation** (available January 28, 1997) (proposal to redeem or submit to a vote the company's share purchase rights plan moot where the rights agreement had expired); **Compaq Computer Corporation** (available February 15, 1996) (proposal to redeem rights plan unless approved by shareholders moot where rights plan terminated); **Bell Atlantic Corporation** (available December 15, 1995) (request to redeem shareholder rights plan unless approved by shareholders moot where company anticipates terminating the plan a month later); and **Lucky Stores, Inc.** (available April 14, 1987) (proposal to rescind or submit for shareholder vote the company's shareholder rights plan moot where board had voted to redeem the plan).

We further believe the proposal as a whole should be excluded on the grounds that it is false and misleading. As already noted, ExxonMobil has **[*10]** no rights plan, has never had a rights plan, and has no plans to adopt one. Moreover, given ExxonMobil's outstanding record of delivering shareholder value over the long-term, as well as the scope and size of our business (we note our current market capitalization of approximately $ 260 billion), it is unlikely that our Board would ever need to consider such a plan.

One can only imagine ExxonMobil's Board considering adoption of a rights plan under future circumstances that would, of necessity, be dramatically different from the current state of affairs. Whether that future Board would adopt a plan, what form such a plan might take, and whether that future Board would submit such a plan for shareholder vote would depend on the facts and circumstances and the judgment of the Board at the time. We do not believe that a resolution adopted by shareholders in light of current circumstances would be meaningful in the context of such radically different future circumstances. Moreover, the appearance of this item of business on the ballot for the 2002 annual meeting could easily give shareholders the false impression that ExxonMobil is currently subject to takeover speculation, or that ExxonMobil's **[*11]** Board is currently considering adopting a rights plan.

In short, the issue of poison pills is simply irrelevant for ExxonMobil at this time. We therefore believe that, even to the extent the proposal relates to a future poison pill, the proposal is false and misleading and should be omitted in its entirety.

We recognize that, in **Fluor,** the proponent was given the opportunity to amend the proposal to delete references to redeeming a current pill. We respectfully submit that the proponent in the current case should not be given the opportunity to amend in light of Staff Legal Bulletin No. 14 (July 13, 2001). In that Bulletin, the staff noted (see Question E. 1.) that the practice of allowing proponents to amend proposals was adopted to deal with "relatively minor defects." Calling for redemption of a non-existent poison pill is not a minor but a fundamental defect. As the last full paragraph of the supporting statement makes clear, the proponent's entire proposal is predicated on an untrue fact. See **State Bancorp, Inc.** (available February 6, 1990) (proposal requesting board to submit a poison pill to a shareholder vote, rescind one in effect unless approved through a vote, and **[*12]** refrain from adopting any such plan without first obtaining shareholder approval could be omitted as false and misleading in contravention of Rule 14a-9 where company had no poison pill but proposal and supporting statement presumed that it did.) Moreover, as we explain above, in ExxonMobil's present circumstances even a proposal limited to future poison pills would be inherently false and misleading.

We also object to specific elements of the supporting statement which we believe are false and misleading within the meaning of Rule 14a-9:

The second paragraph states that "the poison pill is an important issue for shareholder vote." As discussed above, nothing could be further from the truth for ExxonMobil shareholders at this time. In fact, it is difficult to believe the issue is even of much importance to the proponent, since the proponent apparently did not bother to research whether ExxonMobil had a poison pill before submitting the proposal.

The statements that the proposal topic has "significant institutional support" and figures given for the average yes vote at other companies are irrelevant to ExxonMobil, which as noted above has never addressed this issue before, and falsely **[*13]** imply that ExxonMobil's own shareholders support the proponent's specific proposal to us. There is no basis upon which to extrapolate support for proposals at other companies, in different industries, with different performance histories and different shareholder profiles, to a new proposal which has never been put to a vote of ExxonMobil shareholders. This is false and misleading and contravenes Note (d) to Rule 14a-9.

For the same reason, we object to the specific reference to votes from an annual meeting of shareholders of Burlington Northern Santa Fe. It is false and misleading to suggest that the votes cast by shareholders of a particular railroad company have any relevance to shareholders of ExxonMobil.

The concluding full paragraph of the supporting statement, as previously noted, refers to redeeming poison pills or allowing shareholders to vote on whether a poison pill should remain in force. Again, this is false, misleading, and irrelevant since ExxonMobil has no poison pill.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy **[*14]** of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi and to his designated representative, John **Chevedden.**

Sincerely,

James Earl Parsons

ATTACHMENT

4 -SHAREHOLDER VOTE ON POISON PILLS
[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison [*15] Pills on Shareholder Value
A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

> Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic
. Pills adversely affect shareholder value.

> *Power and Accountability*
> Nell Minow and Robert Monks

. The Council of Institutional Investors

> www.cii.org/ciicentral/policies.htm & www.cii.org
> recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote
Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor [*16] Support Is High-Caliber Support
This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional Investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company **[*17]** is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT 1

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 972/444-1350
FX: 972/444-1348
PH: 972/444-1000

Mr. Lee Raymond, Ph.D.
Chairman and CEO
Exxon Mobil Corporation (XOM)
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John **Chevedden** and/or his designee to substitute for me, including pertaining to the shareholder proposal **[*18]** process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John **Chevedden** at:

PH: 310/371-7872
FX: 310/371-7872

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi
Record Holder
Exxon-Mobil Corporation

Nov. 5-01
Date

EXHIBIT G

Source: Legal > Federal Legal - U.S. > Administrative Agency Materials > Individual Agencies > **SEC No-Action, Exemptive, and Interpretative Letters** ⓘ
Terms: **occidental and chevedden** (Edit Search)

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*2002 SEC No-Act. LEXIS 339, **

2002 SEC No-Act. LEXIS 339

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

March 8, 2002

CORE TERMS: shareholder, pill, poison, proponent, investor, proxy, stockholder, oxy, false and misleading, annual meeting, staff, misleading, delete, site, www, com, web, sentence, heading, won, board of directors, adversely affect, materially false, burden of proof, right to vote, thecorporatelibrary, high-caliber, respectfully, termination, enclosed

[*1] Occidental Petroleum Corporation

TOTAL NUMBER OF LETTERS:
4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Occidental** Petroleum Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors of **Occidental** adopt a policy relating to poison pills that "includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that **Occidental** can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. revise the phrase that begins "Pills adversely affect. . ." and ends ". . . www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;

. specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional **[*2]** Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;

. specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;

. provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" or delete the sentence;

provide a citation to a specific source for the sentence, "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe [BNI] 2001 annual meeting" or delete the sentence and the heading "68% Vote at a Major Company"; and

. delete the phrase "have redeemed poison pills or."

Accordingly, unless the proponent provides **Occidental** with **[*3]** a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Occidental** omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

March 8, 2002

Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
7-Day Rule to Change Text Following Rule 14a-8 Staff Letter
Emil Rossi Proposal

Ladies and Gentlemen:

The company said it will not allow the 7-days to make the changes directed by the rule 14a-8 Staff letter, **Occidental** Petroleum Corporation (March 8, 2002).
The company said it will send the final definitive proxy to the publisher on March 11, 2002 with or without the changes directed in **Occidental** Petroleum Corporation (March 8, 2002).

This is to request that 7-day period be honored **[*4]** by the Company.

Sincerely,

John **Chevedden**
Shareholder

INQUIRY-2:

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Emil Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the **Occidental** Petroleum Corporation (OXY) no action request (NAR). It is believed that OXY must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
Company soapbox lecturing the investor has priority over accuracy.

2) Missing links:

A) The company has no description of the claimed routine criticism of the 1986 study.
B) The company makes no claim whatsoever on whether the criticism it is referring to is immaterial or material.

3) Part-whole Fallacy:
The company claims that since it **[*5]** finds information in one chapter of *Power and Accountability* that the company personally does not like, it is conclusive that no information relevant to this proposal in contained in the entire book.
4) There is no explanation on how the position of a corporate governance organization can be interpreted as:

A) Absolute and
B) Binding on all members and all corporations

5) The company does not provide any evidence that it asked for the proposal to be condensed within the 14-day period.
6) The company provides no information that the website cases it references are consistent with SLB 14, which is believed to give the burden of proof standard to the company.
7) The company cites no cases after SLB 14 that support its position on websites.
8) The repeated use of the investor party's name and the repeated company lecturing detracts from the credibility of the company based on the merits of the issues.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is **[*6]** requested.

Sincerely,

John **Chevedden**
Shareholder

INQUIRY-3:

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 27, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), **Occidental** Petroleum Corporation, a Delaware corporation ("**Occidental**" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, as amended by his representative John **Chevedden,** a copy of which amended proposal is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2002 Annual Meeting of Stockholders.

Occidental received a proposal from Mr. Rossi on October 25, 2001, a copy of which is attached hereto as Exhibit **[*7]** B (the "Rossi Proposal"). The Rossi Proposal requested the termination of any existing poison pill unless such poison pill had been approved by stockholders, and named Mr. John **Chevedden** as Mr. Rossi's representative with respect to the stockholder proposal. On November 6, 2001, **Occidental** received an amended proposal from Mr. **Chevedden,** which is attached hereto as Exhibit C (the "First Amended Proposal"). The First Amended Proposal contained two proposals: (i) the Company should seek shareholder approval prior to adopting any poison pill; and (ii) the Company should terminate any pill now in effect unless it has been approved by a shareholder vote. **Occidental** notified Mr. **Chevedden** (with a copy to Mr. Rossi) on November 16, 2001 (a copy of which notice is attached hereto as Exhibit D), that, in order to comply with proxy rules, he needed to submit only one proposal. By amendment received November 28, Mr. **Chevedden** amended his proposal.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials, and Rule **[*8]** 14a-8(d), which limits the length of proposals submitted to 500 words.

Discussion

A. The Proposal is contrary to Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. See Phoenix Gold International, Inc., available November 21, 2000, and Honeywell International Inc., available October 26, 2001 (the Staff allowed the deletion of certain statements that were false and misleading).

Occidental believes that it is misleading for the Proponent to cite the study released in 1986 by the Office of the Chief Economist of the Securities and Exchange Commission ("SEC"). The citation to this 15-year old study implies that the study was and is still valid. In fact, the methodology and findings of the study have been routinely criticized. See John C. Coates IV, Takeover Defenses in the Shadow of the Pill: A Critique of the Scientific Evidence, 79 Tex. L. Rev. 271. Moreover, **Occidental** is concerned that the citation **[*9]** to a study by the Staff of the SEC will mislead stockholders into believing that the SEC has taken a position against poison pills and that stockholders will be unduly influenced by such citation.

The reference by the Proponent to "Power and Accountability" by Nell Minow and Robert Monks is false and misleading. The work is introduced on the corporate library web site as "A provocative answer to anyone alarmed by Barbarians at the Gate". There is no index to the article so it is impossible to easily find the "Additional Support for this Proposal Topic" promised by the Proponent. Rather, what one finds, as exemplified by Chapter 1, a copy of which is attached as Exhibit E, appears to be a general diatribe about American corporations.

The reference by the Proponent to the position taken by The Council of Institutional Investors is false and misleading. The Proponent implies that the Council policy with respect to a stockholder vote on poison pills is absolute. In fact, the lead in to the Council's policies states:

> "Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most **[*10]** of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and *Council members only raise policy issues in particular situations when underlying facts warrant* (emphasis added).

The Proposal is rife with other misleading and unverifiable statements. The following are examples of such statements:

> "Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders."

Mr. **Chevedden** offers no citations in support of such statements. His fails to define the vague term "institutional investors," nor does he identify which "institutional investors" hold this belief. Without citations, this statement can only be taken as Mr. **Chevedden's** opinion disguised as fact.

> "This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000."

Again, Mr. **Chevedden** uses a vague term -- "institutional support" -- without defining such term. He also (a) fails to identify the 26 "major" companies to which **[*11]** he refers; (b) fails to explain how he arrived at his "57%" statistic; and (c) fails to explain whether his statistic accounts for broker non-votes and abstentions. Because he offers no way to verify his statement, it should be considered false and misleading.

> "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting."

This proposal topic actually won 60.2% of the vote at the Burlington Northern Santa Fe annual meeting; Mr. **Chevedden** has chosen to re-calculate the vote totals without counting broker non-votes and abstentions.

> "In recent years, various companies have redeemed poison pills or have given shareholders a meaningful vote on this topic. Our company should do so as well."

This statement implies that the Company has a poison pill in effect and that the Company has done nothing to remove anti-takeover provisions. In fact, **Occidental** let its poison pill expire by its own terms in October 1996, and has taken no action since then to adopt another rights plan. Additionally, **Occidental** amended its Restated Certificate of Incorporation in 1997, to declassify its board of directors. Contrary to what is implied by the Proponent, **[*12]** this amendment was voted on by the Company's stockholders at **Occidental's** 1997 annual meeting.

For the foregoing reasons, **Occidental** believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the prohibition in Rule 14a-9 against false and misleading statements.

B. The proposal is contrary to Rule 14a-8(d) and may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(d) provides that a proposal may be omitted from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to avoid the limitation by incorporating an SEC study as well as directing stockholders to not one but two web sites for supporting arguments.

The Staff has previously found that references to web sites are excludable and may be omitted from supporting statements, whether they are web sites of the proponent (See Templeton Dragon Fund, Inc., *available* June 15, 1998 or of a third party *(See* Boeing Co., available February 23, 1999; Emerging Germany Fund Inc., available December 22, 1998; Pinnacle West Capital Corp., available March 11, 1998).

In this case, the Proponent has made only the most cursory **[*13]** attempt to provide a supporting statement. Instead, he gives a misleadingly, abbreviated statement, for example: "Pills adversely affect shareholder value." Then, he refers stockholders to an article and other information published on the Internet that he claims supports the statement. The use of the web site addresses allows the Proponent to incorporate additional material, which may or may not support his Proposal, with the result being a supporting statement that is well in excess of the 500-word limit under Rule 14a-8(d).

For the foregoing reasons, **Occidental** believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it violates the 500-word limitation in Rule 14a-8(d)

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John **Chevedden** (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of **Occidental's** intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit F.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental **[*14]** plans to begin mailing its proxy materials on or about March 19, 2002. Accordingly, we would appreciate receiving your response no later than March 1, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

EXHIBIT A

In response to the **Occidental** Petroleum Corporation letter

November 28, 2001

4 -SHAREHOLDER VOTE ON POISON PILLS
[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Occidental shareholders request that our Board of Directors adopt a meaningful shareholder vote policy on poison pills. This consistent single policy includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current **[*15]** poison pill and adopt a new poison pill:
1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value
A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.
Source: Office of the Chief Economist, Securities and Exchange
Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic
. Pills adversely affect Shareholder value.
Power and Accountability
Nell Minow and Robert Monks
Source: *www.thecorporatelibrary.com/power*

. The Council of Institutional Investors
www.cii.org/ciicentral/policies.htm & *www.cii.org*
recommends shareholder approval of all poison pills.

Institutional Investor Support
Many Institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid **[*16]** an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of **the vast majority of** shareholders.

Institutional Investor Support Is High-Caliber Support
This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote front shareholders at 26 major companies in 2000.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company
This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com
At this URL page:
http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10
563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies
In recent years, various companies have redeemed poison **[*17]** pills or have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

Text above the first line and below the second line is not intended for publication.

Brackets "[]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publicatin with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT B

Emil Rossi
P.O. Box 249
Boonville, CA 95415

FX: 310/443-6195
FX: 310/443-6690
PH: 310/208-8800
Email: oxyweb@oxy.com

Oct 22 2001

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp.
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. Irani and Directors of **Occidental** Petroleum Corp.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of applicable shareholder meeting. This is the legal proxy for Mr. John **Chevedden** and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John **Chevedden** at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278 **[*18]**

Your consideration is appreciated.

Sincerely,

Emil Rossi
Record Holder
Occidental Petroleum Corp.

Oct 22 2001
Date

Source: Legal > Federal Legal - U.S. > Administrative Agency Materials > Individual Agencies > **SEC No-Action, Exemptive, and Interpretative Letters** ⓘ
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Date/Time: Tuesday, December 17, 2002 - 6:38 PM EST

EXHIBIT H


OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 17, 2002

VIA EXPRESS MAIL

Mr. Emil Rossi
P.O. Box 249
Boonville, California 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2003 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

lsp\sec\rossi-chevedden.doc

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corp. (OXY)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Emil Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal. Hewitt-Packard Company (December 17, 2002) addressed the items in lines 7 and 12.

Line 3
The text of the proposal is believed appropriately worded for contingencies outside the proponent's control. The company has failed to describe how the proponent could know with certainty whether the company will adopt a poison pill in the 5 months leading up to the annual meeting.

Line 7
The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

Line 12
The text, a company with good governance will perform better and good governance is a means of reducing risks, is supported by *Directors & Boards*, Fall 2001, page 115.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden

cc:
Emil Rossi

Ray Irani
Chairman

1 **3 – Shareholder Vote regarding Poison Pills**
2 **This topic won an average 60%-yes vote at 50 companies in 2002**

3 This is to recommend that our Board of Directors redeem any poison pill previously issued (if
4 applicable) and not adopt or extend any poison pill unless such adoption or extension has been
5 submitted to a shareholder vote.

6 **Harvard Report**
7 A 2001 Harvard Business School study found that good corporate governance (which took into
8 account whether a company had a poison pill) was positively and significantly related to
9 company value. This study, conducted with the University of Pennsylvania's Wharton School,
10 reviewed the relationship between the corporate governance index for 1,500 companies and
11 company performance from 1990 to 1999.

12 Some believe that a company with good governance will perform better over time, leading to a
13 higher stock price. Others see good governance as a means of reducing risk, as they believe it
14 decreases the likelihood of bad things happening to a company.

15 Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for
16 directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

17 **Council of Institutional Investors Recommendation**
18 The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which
19 invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various
20 companies have been willing to redeem existing poison pills or seek shareholder approval for their
21 poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I
22 believe that our company should follow suit and allow shareholder input.

23 **Allow Shareholder Vote regarding Poison Pills**
24 **Yes on 3**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 18, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Occidental may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . performance from 1990 to 1999"; and

- specifically identify the persons or entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor